SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Professional Detailing, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    74312N107
                                 (CUSIP Number)

                                  May 20, 1998
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312N107                   13G                           Page 2 of 5
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    John P. Dugan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                  5    SOLE VOTING POWER

                       4,278,628
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          756,250
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             4,278,628
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       756,250
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,034,878
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    36.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a). Name of Issuer.

      The name of the issuer is Professional Detailing, Inc.(the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices.

      The principal executive offices of the Issuer are located at 10 Mountainview Road Upper Saddle River, New Jersey 07458.

Item 2(a). Names of Persons Filing.

      This Schedule 13G Statement is hereby filed by John P. Dugan (the
"Filer").

Item 2(b). Address of Principal Business Office, or if None, Residence.

      The principal business office for each of the Persons listed in Item 2(a) is 10 Mountainview Road Upper Saddle River, New Jersey 07458.

Item 2(c). Citizenship.

      All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d). Title of Class of Securities.

      This statement relates to the Common Stock, par value $.01 per share (the "Stock") of the Issuer.

Item 2(e). CUSIP Number.

      The CUSIP number of the Shares is 74312N107.

Item 3. Filing Pursuant to Rules 13d-1(b) or 13d-2(b).

      If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o);

      (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e) |_| An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

      (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j) |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to section 240.13d-1(c), check this box |_|.

Item 4. Ownership.

      (a) - (b) The Filer is the beneficial owner of 5,034,878 shares of Stock, which constitutes approximately 36.9% of the outstanding shares of the Stock, of which the Filer disclaims beneficial ownership of 756,250 as follows: (1) 618,750 shares of Stock are owned by the Filer's spouse; (ii) 125,000 shares of Stock are owned by a not-for-profit charitable foundation which the Filer is a member and director; and (iii) 12,500 shares of Stock are owned by a limited liability company in which the Filer is a managing member.

      (c) The Filer has the (i) sole power to vote or to direct the vote and to dispose or direct the disposition of 4,278,628 shares of Stock; and (ii) shared power to vote or to direct the vote and to dispose or direct the disposition of 756,250 shares of Stock.

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Not applicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      DATED: January 24,2001


                                /s/ John P. Dugan
                              ----------------------
                                  John P. Dugan